As filed with the Securities and Exchange Commission on August 29, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORIENTAL FINANCIAL GROUP INC.

(Exact name of Registrant as specified in its charter)

Commonwealth of Puerto Rico (State or other jurisdiction of Incorporation or organization)	66-0538893 (I.R.S. Employer Identification No.)

Professional Offices Park
100 San Roberto Street
San Juan, Puerto Rico 00926
(787) 771-6800
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

José Enrique Fernández
Chairman of the Board of Directors,
President and Chief Executive Officer
Professional Offices Park
100 San Roberto Street
San Juan, Puerto Rico 00926
(787) 771-6800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Iván G. Marrero Carlos O. Souffront McConnell Valdés 250 Muñoz Rivera Avenue San Juan, Puerto Rico 00918 (787) 250-2606	Javier D. Ferrer Jorge A. Rivera Pietrantoni Méndez & Alvarez LLP Banco Popular Center, Suite 1901 209 Muñoz Rivera Avenue San Juan, Puerto Rico 00918 (787) 274-4918

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed maximum
Title of securities	aggregate	Amount of
to be registered	offering price[1]	registration fee

Noncumulative Monthly Income Preferred Stock, Series B, $1.00 par value per share	$34,500,000	$2,792

1.	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2003

PROSPECTUS

1,200,000 Shares

% Noncumulative Monthly Income Preferred Stock, Series B

Price to Public: $25 Per Share

     Oriental Financial Group Inc. is offering to the public 1,200,000 shares of its           % Noncumulative Monthly Income Preferred Stock, Series B. The Series B Preferred Stock has the following characteristics:

•	Annual dividends of $ per share, payable monthly, if declared by the board of directors. Missed dividends never have to be paid.

•	Redeemable at Oriental Financial Group’s option beginning on , 2008.

•	No mandatory redemption or stated maturity.

     There is currently no public market for the Series B Preferred Stock. Oriental Financial Group has applied for listing of the Series B Preferred Stock on the New York Stock Exchange under the symbol “OFGPrB.” Trading of the Series B Preferred Stock on the New York Stock Exchange is expected to commence within 30 days of its initial issuance.

     Investing in these securities involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total
Public Offering Price	$25.00	$30,000,000
Underwriting Discounts	$0.7875	$945,000
Proceeds to Oriental Financial Group	$24.2125	$29,055,000

     Oriental Financial Group has also granted the underwriters an over-allotment option to purchase up to 180,000 additional shares.

     Neither the Securities and Exchange Commission nor any state or Commonwealth of Puerto Rico securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     These securities are not savings accounts, deposits or obligations of Oriental Bank and Trust or any other non-banking subsidiary of Oriental Financial Group, and are not insured by the FDIC or any other governmental agency and may lose value.

Oriental Financial Services	Santander Securities

Joint Lead Managers

The date of this prospectus is                      , 2003

PROSPECTUS SUMMARY
RISK FACTORS
Dividends Will Not be Paid Unless Declared by the Board of Directors
Missed Dividends Never Have to be Paid
Banking Regulations May Restrict Oriental Financial Group’s Ability to Pay Dividends
Fluctuations in Interest Rates May Hurt Oriental Financial Group’s Business
Oriental Financial Group is at Risk Because Most of its Business is Conducted in Puerto Rico
FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL DATA
SUMMARY OF CERTAIN TERMS OF THE SERIES B PREFERRED STOCK
DESCRIPTION OF CAPITAL STOCK
TAXATION
UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
EX-1 FORM OF UNDERWRITING AGREEMENT
EX-4.1 CERTIFICATE OF DESIGNATION
EX-4.2 FORM OF SERIES B PREFERRED STOCK
EX-5 OPINION RE: MCCONNELL VALDES
EX-8 OPINION RE: MCCONNELL VALDES
EX-12 STATEMENT RE: COMPUTAION OF RATIO OF EARNING
EX-23.1 CONSENT OF DELOITTE & TOUCHE LLP
EX-23.2 CONSENT OF PRICEWATERHOUSECOOPERS LLP

     As a prospective investor, you should rely only on the information incorporated by reference or contained in this prospectus. Neither Oriental Financial Group nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information included in this prospectus is accurate as of any date other than the date of this prospectus or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Oriental Financial Group’s business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including the information incorporated by reference into this prospectus and the “Risk Factors” section beginning on page 7.

     Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 180,000 shares subject to that option.

The Company

     Oriental Financial Group is a diversified financial holding company headquartered in San Juan, Puerto Rico. The company is registered under the Bank Holding Company Act and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. It has elected to be treated as a financial holding company under the Bank Holding Company Act, as amended by the Gramm-Leach-Bliley Act. Oriental Financial Group was incorporated on June 14, 1996, under the laws of the Commonwealth of Puerto Rico. At June 30, 2003, Oriental Financial Group had $5.672 billion of total financial assets owned, managed or gathered. The total financial assets consist of $3.039 billion of assets owned, $1.316 billion of trust assets managed by Oriental Bank and Trust, $354 million of trust assets managed by Caribbean Pension Consultants, Inc., and $963 million of customer investment assets gathered by Oriental Financial Services Corp.

     As a diversified financial institution, Oriental Financial Group provides a wide range of financial services to retail and institutional clients. Oriental Financial Group’s core businesses are mortgage banking, trust and money management services, financial planning, insurance, investment banking, and securities brokerage services, and a full range of consumer lending and banking services provided through its network of twenty-three branches located throughout Puerto Rico.

     Oriental Financial Group’s main subsidiary is Oriental Bank and Trust, a Puerto Rico full-service commercial bank insured by the Federal Deposit Insurance Corporation. Oriental Bank and Trust offers mortgage, commercial and consumer lending, savings and time deposits, financial planning, and corporate and individual trust services. It owns and operates an international banking entity under the name of O.B.T. International Bank pursuant to the International Banking Center Regulatory Act of Puerto Rico.

     Oriental Financial Services Corp. is the securities brokerage and investment banking subsidiary of Oriental Financial Group. Oriental Financial Services is a Puerto Rico corporation, a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

     Oriental Insurance, Inc. is a Puerto Rico corporation, a licensed insurance agency, and a subsidiary of Oriental Financial Group. It is engaged in the sale of insurance products in Puerto Rico, including fixed and variable annuities, property casualty and title insurance.

     Caribbean Pension Consultants, Inc. is a Florida corporation and a subsidiary of Oriental Financial Group. It is engaged in the business of pension and retirement plans administration in Puerto Rico and in the United States.

     Oriental Financial (PR) Statutory Trust I is a special purpose Connecticut statutory trust and a subsidiary of Oriental Financial Group. It was organized for the purpose of issuing trust redeemable preferred securities, which were issued on December 18, 2001.

     Oriental Financial Group’s principal offices are located at Professional Offices Park, 1000 San Roberto Street, San Juan, Puerto Rico 00926, and its telephone number is (787) 771-6800. Oriental Financial Group maintains a website at http://www.orientalonline.com.

The Offering

Series B Preferred Stock Offered	1,200,000 shares; 1,380,000 shares if the underwriters exercise their over-allotment option in full.

Offering Price	$25 per share.

Liquidation Preference	If Oriental Financial Group is liquidated or dissolved, you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of Oriental Financial Group’s assets are distributed to holders of common stock or any stock ranking junior to the Series B Preferred Stock.

Dividends	Dividends will be paid on the last day of each month beginning on , 2003. The board of directors must approve each dividend payment and any payment it does not approve never has to be paid. The annual dividend rate is equal to % of the liquidation preference per share.

No Voting Rights	You will not have any voting rights, except as described on page 17 of this prospectus.

Redemption at Oriental Financial Group’s Option	The Series B Preferred Stock may be redeemed beginning on , 2008 at Oriental Financial Group’s option. Redemption prices are discussed on page 14 of this prospectus.

No Maturity Date or Mandatory Redemption	The Series B Preferred Stock does not have a maturity date. Oriental Financial Group is not required to provide for the retirement of the Series B Preferred Stock by mandatory redemption or sinking fund payments.

Rank	The Series B Preferred Stock ranks senior to the common stock of Oriental Financial Group and on an equal basis to Oriental Financial Group’s outstanding Series A Preferred Stock for purposes of dividend rights and the distribution of assets upon liquidation. Oriental Financial Group may not issue preferred stock ranking senior to the Series B Preferred Stock without the approval of holders of at least two-thirds of the Series B Preferred Stock.

New York Stock Exchange Symbol	Oriental Financial Group has applied for listing of the Series B Preferred Stock on the New York Stock Exchange under the symbol “OFGPrB.”

Summary Financial and Operating Data

     You should read the summary financial information presented below together with Oriental Financial Group’s consolidated financial statements and notes which are incorporated by reference into this prospectus and with the historical financial information of Oriental Financial Group included under “Selected Financial Data” beginning on page 10 of this prospectus.

     The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average equity ratio is computed by dividing net income by average stockholders’ equity for the period. Both ratios have been computed using month-end averages. The ratios for the nine-month periods ended March 31, 2003 and 2002, have been presented on an annualized basis.

	Nine-Month Period
	Ended March 31,		Year Ended June 30,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income after provision for loan losses	$53,514	$40,523	$56,883	$26,160	$36,348	$28,561	$29,349
Non-interest expenses net of non-interest income	(14,297)	(12,074)	(17,712)	(18,845)	(16,674)	(1,657)	(7,390)
Net income	37,095	27,407	38,451	8,469	19,566	26,704	19,396
Basic earnings per share	2.04	1.50	2.10	0.35	0.98	1.47	1.06
Cash dividends paid per common share(1)	0.40	0.34	0.46	0.44	0.44	0.41	0.30
Period End Balances:
Total gross loans(2)	$688,938	$565,762	$584,570	$469,338	$607,715	$577,713	$547,408
Allowances for loan losses	4,075	3,048	3,039	2,856	6,837	9,002	5,658
Bank assets owned	2,806,288	2,363,831	2,489,141	2,037,703	1,851,214	1,580,800	1,301,400
Trust assets managed	1,584,917	1,451,491	1,382,268	1,444,534	1,456,500	1,380,200	1,310,000
Broker-dealer customer assets gathered	919,528	1,092,649	1,118,181	1,002,253	914,900	885,800	741,400
Deposits	1,041,205	830,496	968,850	815,538	735,041	672,258	579,352
Stockholders’ equity	200,076	140,401	166,429	113,490	117,869	116,298	99,240
Performance Ratios:
Return on average assets	1.85%	1.64%	1.64%	0.49%	1.15%	1.84%	1.59%
Return on average common equity	31.06%	34.67%	34.67%	7.85%	18.73%	24.41%	20.41%
Capital Ratios:
Total risk-based capital	24.74%	22.84%	22.10%	19.96%	29.29%	24.21%	20.45%
Tier 1 risk-based capital	24.29%	22.47%	21.76%	19.53%	30.54%	22.95%	21.68%
Asset Quality Ratios:
Non-performing assets to total assets at end of period	1.04%	0.88%	0.81%	0.83%	0.91%	1.24%	1.22%
Non-performing loans to total loans at end of period	4.17%	3.59%	3.44%	3.60%	2.78%	3.38%	2.90%
Allowance for loan losses to total loans at end of period	0.59%	0.54%	0.52%	0.61%	1.13%	1.56%	1.03%
Allowance for loan losses to total non-performing loans at end of period	14.19%	15.00%	15.11%	16.90%	40.52%	46.06%	35.60%
Net change-offs to average loans	0.36%	0.37%	0.35%	1.53%	1.79%	1.94%	1.66%

(1)	Per share related information has been retroactively adjusted to reflect stock splits and stock dividends, when applicable.

(2)	Includes loans held for sale.

Consolidated Ratios of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

     The ratios shown below measure Oriental Financial Group’s ability to generate sufficient earnings to pay the fixed charges or expenses of its debt and preferred stock dividends. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends, as specified below, using two different assumptions, one including interest on deposits and the second excluding interest on deposits.

Nine-Month Period
Ended
	March 31,		Year Ended June 30,

	2003	2002	2002	2001	2000	1999	1998

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including Interest on Deposits	1.60x	1.40x	1.42x	1.06x	1.20x	1.40x	1.37x
Excluding Interest on Deposits	2.02x	1.66x	1.69x	2.17x	1.89x	2.24x	2.08x

     For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Oriental Financial Group’s estimate of the interest component of rental expense.

     The term “preferred stock dividends” is the amount of pre-tax earnings that is required to pay dividends on Oriental Financial Group’s outstanding preferred stock.

RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in the Series B Preferred Stock.

Dividends Will Not be Paid Unless Declared by the Board of Directors

     Monthly dividends will only be paid if declared by Oriental Financial Group’s board of directors. The board of directors is not obligated or required to declare monthly dividends.

Missed Dividends Never Have to be Paid

     If the board of directors of Oriental Financial Group does not declare a dividend for a particular month, those dividends never have to be paid.

Banking Regulations May Restrict Oriental Financial Group’s Ability to Pay Dividends

     Oriental Financial Group may not be able to pay dividends in the future if it does not earn sufficient net income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current net income. Oriental Financial Group had consolidated net income of $38.5 million for the year ended June 30, 2002, and of $37.1 million for the nine-month period ended March 31, 2003. Federal and Puerto Rico banking regulations may also restrict the ability of Oriental Bank and Trust to make distributions to Oriental Financial Group. These distributions may be necessary for Oriental Financial Group to pay dividends on the Series B Preferred Stock.

Fluctuations in Interest Rates May Hurt Oriental Financial Group’s Business

     Interest rate fluctuations is the primary market risk affecting Oriental Financial Group. Changes in interest rates affect the following areas, among others, of Oriental Financial Group’s business:

•	the number of mortgage loans originated;

•	the interest income earned on loans and securities;

•	the value of securities holdings; and

•	gain from sales of loans and securities.

Oriental Financial Group is at Risk Because Most of its Business is Conducted in Puerto Rico

     Because most of Oriental Financial Group’s business activities are conducted in Puerto Rico and a substantial portion of its credit exposure is in Puerto Rico, Oriental Financial Group is at risk from adverse economic, political or business developments and natural hazards that affect Puerto Rico. If Puerto Rico’s economy experiences an overall decline as a result of these adverse developments or natural hazards, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios would probably increase substantially. This would cause Oriental Financial Group’s profitability to decrease.

FORWARD-LOOKING STATEMENTS

     This prospectus, including information incorporated in this prospectus by reference, contains certain “forward-looking statements” concerning Oriental Financial Group’s operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of Oriental Financial Group. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate” and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

RECENT DEVELOPMENTS

Unaudited Results for the Quarter and Year Ended June 30, 2003

     On July 22, 2003, Oriental Financial Group released its unaudited earnings for the quarter and year ended June 30, 2003. Oriental Financial Group reported net income of $14.2 million or $0.73 per common share on a diluted basis for the fourth quarter of fiscal 2003, compared to $11.0 million or $0.57 per common share on a diluted basis for the same period in fiscal 2002, representing an increase of 28.8% for the fourth quarter of fiscal 2003. Oriental Financial Group’s profitability ratios for the fourth quarter of fiscal 2003 resulted in a return on average assets of 1.99%, compared to 1.77% for the same period in fiscal 2002, and a return on average stockholders’ equity of 32.06%, compared to 35.08% for the same period in fiscal 2002.

     For the year ended June 30, 2003, Oriental Financial Group reported net income of $51.3 million or $2.65 per common share on a diluted basis, compared to $38.5 million or $2.00 per common share on a diluted basis for fiscal 2002, representing an increase of 33.5% for fiscal 2003. Net interest income from consumer, commercial and mortgage banking, as well as investments, increased in fiscal 2003 to $70.3 million, after provision for loan losses, from $56.9 million in fiscal 2002. Non interest income from banking, mortgage, trust, investment brokerage and insurance fees increased to $28.5 million in fiscal 2003 from $27.2 million in fiscal 2002. Oriental Financial Group’s profitability ratios for the year ended June 30, 2003 resulted in a return on average assets of 1.88%, compared to 1.67% for fiscal 2002, and a return on average stockholders’ equity of 31.33%, compared to 32.47%, for fiscal 2002.

     Oriental Financial Group had total financial assets of $5.7 billion, total bank assets of $3.0 billion and total stockholders’ equity of $201.7 million as of June 30, 2003, as compared to total financial assets of $5.0 billion, total bank assets of $2.5 billion and total stockholders’ equity of $166.4 million as of June 30, 2002. Oriental Financial Group had bank deposits of $1.0 billion and a total loan portfolio of $728.5 million as of June 30, 2003, as compared to bank deposits of $968.9 million and a total loan portfolio of $576.8 million as of June 30, 2002.

USE OF PROCEEDS

     The net proceeds to Oriental Financial Group after deducting expenses from the sale of shares of Series B Preferred Stock are estimated at approximately $29,055,000. If the Underwriters’ over-allotment option is exercised in full, the net proceeds are estimated at $33,413,250. Oriental Financial Group intends to use the net proceeds for general corporate purposes, which may include:

•	making capital contributions and loans to its banking and non-banking subsidiaries; and

•	increasing working capital.

CAPITALIZATION

     The following table shows the unaudited indebtedness and capitalization of Oriental Financial Group at March 31, 2003, on an actual basis and as adjusted to give effect to the issuance of the shares of Series B Preferred Stock offered by this prospectus. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, Oriental Financial Group had deposits of $1.041 billion as of March 31, 2003. This table should be read together with Oriental Financial Group’s Consolidated Financial Statements and related notes incorporated by reference into this prospectus.

	Actual	As Adjusted

	(Dollars in thousands)
Borrowings
Securities sold under agreements to repurchase	$1,243,052	$1,243,052
Advances and borrowings from The Federal Home Loan Bank of
New York	206,500	206,500
Subordinated capital notes	35,000	35,000
Term notes	15,000	15,000
Total borrowings	$1,499,552	$1,499,552

Stockholders’ Equity
Preferred stock, $1.00 par value; 5,000,000 shares authorized;
1,340,000 shares of Series A Preferred Stock, issued and outstanding at March 31, 2003, $25 liquidation value	$33,500	$33,500
1,200,000 shares of Series B Preferred Stock, $25 liquidation value, as adjusted	0	30,000
Common stock, $1.00 par value; 40,000,000 shares authorized;
19,446,327 shares issued at March 31, 2003	19,446	19,446
Additional paid-in capital	55,178	54,013
Legal surplus	19,706	19,706
Retained earnings	96,589	96,589
Treasury stock, at cost, 1,995,363 shares at March 31, 2003	(35,120)	(35,120)
Accumulated other comprehensive income, net of tax effect(1)	10,777	10,777

Total stockholders’ equity	$200,076	$228,911

(1)	Consists of unrealized gains on securities available for sale, net of unrealized losses on derivatives designated as cash flow hedges and of deferred tax.

SELECTED FINANCIAL DATA

     The following table shows certain selected consolidated financial and operating data of Oriental Financial Group on a historical basis as of and for the nine-month periods ended March 31, 2003 and 2002, and for each of the five years in the period ended June 30, 2002. Except for the information appearing under the captions “Capital Ratios,” “Asset Quality Ratios,” and “Selected Financial Ratios and Other Information,” the financial data shown below for the five years ended June 30, 2002, is derived from Oriental Financial Group’s audited consolidated financial statements. This information should be read together with Oriental Financial Group’s Consolidated Financial Statements and the related notes incorporated by reference in this prospectus. Financial information for the nine-month periods ended March 31, 2003 and 2002, is derived from unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. These adjustments consist only of normal recurring accruals. Results for the nine-month period ended March 31, 2003, are not necessarily indicative of results for any future period.

     In fiscal 2002 Oriental Financial Group earned $38.5 million or 354.02% over the $8.5 million earned in fiscal 2001. The increase in net income was mainly due to increases in net interest income and non-interest income. Earnings per common share on a diluted basis were $2.0 in fiscal 2002 or 488.2% higher than the $0.34 in fiscal 2001. Oriental Financial Group’s profitability ratios for fiscal 2002 resulted in a return on average assets of 1.67%, compared to 0.49% in fiscal 2001, and a return on average stockholders’ equity of 32.47%, compared to 7.85% in fiscal 2001.

     Net interest income for fiscal 2002 reached $59.0 million, 103.0% or $29.9 million higher than the $29.1 million earned in fiscal 2001. This improvement in net interest income reflects a positive rate variance of $24.6 million that, in part, resulted from the impact of the Federal Reserve Board’s interest rate reduction, which resulted in a lower average cost of funds for Oriental Financial Group ($3.95% in fiscal 2002 versus 5.65% in fiscal 2001). In fiscal 2002, the interest rate spread was 2.59%, compared to 1.52% in fiscal 2001.

     Non-interest income rose 53.3% to $31.3 million in fiscal 2002 from $20.4 million in fiscal 2001. Trust, money management, securities brokerage, insurance and investment banking fees, the principal components of non-interest income, totaled $13.8 million, which represents an increase of 15.3% from the $12.0 million earned in fiscal 2001. Non-interest income from mortgage banking activities decreased 0.5% to $8.7 million in fiscal 2002 from $8.8 million in fiscal 2001 despite an increase of 68.4% in mortgage loan origination from $181.4 million in fiscal 2001 to $305.4 million in fiscal 2002. This decrease reflects a lower volume of loans sold by Oriental Financial Group due to management’s strategy of keeping a larger portion of its mortgage loan origination in portfolio instead of selling it on the secondary market and, therefore, deferring the recognition of fees derived from the sale of such loans.

     The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average equity ratio is computed by dividing net income by average stockholders’ equity for the period. The efficiency ratio is computed by dividing operating expenses by the sum of net interest income and non-interest income. The expense ratio is computed by dividing net operating expenses, which represents non-interest expenses less non-interest income, by total average interest-earning assets for the period. The average equity to average total assets ratio is computed by dividing average assets for the period by average stockholders’ equity. The interest rate spread is the percentage difference or margin between the yield on interest-earning assets and the effective interest rate paid on interest-bearing liabilities. All ratios have been computed using month-end averages. All ratios, except for the interest rate spread, for the nine-month periods ended March 31, 2003 and 2002, have been presented on an annualized basis. All per share information shown in the table has been retroactively adjusted to reflect a twenty-five percent stock split effected in the form of a dividend on January 15, 2003, a ten percent stock dividend on common stock effected on April 15, 2002, and a four-for-three stock split effected on October 15, 1998.

	Nine-Month Period
	Ended
	March 31,		Year Ended June 30,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
EARNINGS:
Interest Income	$114,687	$104,563	$141,695	$120,344	$126,226	$107,809	$96,940
Interest Expense	(58,383)	(62,348)	(82,695)	(91,281)	(81,728)	(64,775)	(58,046)

Net Interest Income	56,304	42,215	59,000	29,063	44,498	43,034	38,894
Provision for Loan Losses	(2,790)	(1,692)	(2,117)	(2,903)	(8,150)	(14,473)	(9,545)

Net interest income after provision for loan losses	53,514	40,523	56,883	26,160	36,348	28,561	29,349
Non-Interest Income	24,781	22,334	31,250	20,383	23,674	33,953	27,244
Non-Interest Expenses	(39,078)	(34,408)	(48,962)	(39,228)	(40,348)	(35,610)	(34,634)

Income before taxes	39,217	28,449	39,171	7,315	19,674	26,904	21,959
Income tax benefit (expense)	(2,122)	(1,042)	(720)	1,318	(108)	(200)	(2,563)

Income before cumulative effect of change in accounting principles	37,095	27,407	38,451	8,633	19,566	26,704	19,396
Cumulative effect of change in accounting principle, net tax	—	—	—	(164)	—	—	—

Net Income	37,095	27,407	38,451	8,469	19,566	26,704	19,396
Less: dividends on preferred stock	(1,790)	(1,790)	(2,387)	(2,387)	(2,387)	(350)	—

Net Income available to common shareholders	$35,305	$25,617	$36,064	$6,082	$17,179	$26,354	$19,396

PER SHARE AND DIVIDENDS DATA:
Basic EPS before cumulative effect of change in accounting principles	$2.04	$1.50	$2.10	$0.36	$0.98	$1.47	$1.06
Basic EPS after cumulative effect of change in accounting principles	$2.04	$1.50	$2.10	$0.35	$0.98	$1.47	$1.06
Diluted EPS before cumulative effect of change in accounting principles	$1.92	$1.43	$2.00	$0.35	$0.95	$1.41	$1.01
Diluted EPS after cumulative effect of change in accounting principles	$1.92	$1.43	$2.00	$0.34	$0.95	$1.41	$1.01
Average shares and shares equivalents	18,396	17,900	18,003	17,558	18,099	18,745	19,179
Book value per common share	$9.55	$6.23	$7.73	$4.66	$4.83	$4.69	$5.46
Market price at end of year	$21.60	$16.96	$20.29	$13.82	$10.50	$17.54	$20.12
Cash dividends declared per common share	$0.400	$0.338	$0.46	$0.44	$0.44	$0.41	$0.30
Cash dividends declared on common share	$6,948	$5,603	$7,840	$7,533	$7,651	$7,369	$5,442
PERIOD END BALANCES:
Trust assets managed	$1,584,917	$1,451,491	$1,382,268	$1,444,534	$1,456,500	$1,380,200	$1,310,000
Broker-dealer assets gathered	919,528	1,092,649	1,118,181	1,002,253	914,900	885,800	741,400

Assets managed	2,504,445	2,544,140	2,500,449	2,446,787	2,371,400	2,266,000	2,051,400
Group bank assets	2,806,288	2,363,831	2,489,141	2,037,703	1,851,214	1,580,800	1,301,400

Total financial assets	$5,310,733	$4,907,971	$4,989,590	$4,484,490	$4,222,614	$3,846,800	$3,352,800

	Nine-Month Period
	Ended
	March 31,		Year Ended June 30,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Investments and Loans
Investments and securities	$2,041,175	$1,711,468	$1,757,435	$1,459,991	$1,179,484	$946,411	$706,535
Loans and leases (including held-for-sale), net	684,863	562,714	581,531	466,482	600,878	568,711	541,750
Securities and loans sold but not yet delivered	12,169	—	71,750	14,108	—	—	—

	$2,738,207	$2,274,182	$2,410,716	$1,940,581	$1,780,362	$1,515,122	$1,248,285

Deposits and Borrowings
Deposits	$1,041,205	$830,496	$968,850	$815,538	$735,041	$672,258	$579,352
Repurchase agreements	1,243,052	1,102,184	996,869	915,471	816,493	896,226	416,171
Other borrowings	256,500	255,000	258,200	165,000	156,500	174,900	189,388
Securities purchased but not yet received	—	—	56,195	—	—	—	—

	$2,540,757	$2,187,680	$2,280,114	$1,896,009	$1,708,034	$1,743,384	$1,184,911

Stockholders’ Equity
Preferred equity	$33,500	$33,500	$33,500	$33,500	$33,500	$33,500	$—
Common equity	166,576	106,901	132,929	79,990	84,369	82,798	99,240

	$200,076	$140,401	$166,429	$113,490	$117,869	$116,298	$99,240

Capital Ratios
Leverage capital	7.82%	7.63%	7.80%	6.68%	7.49%	8.30%	7.70%
Total risk-based capital	24.74%	22.84%	22.10%	19.96%	29.29%	24.21%	20.45%
Tier 1 risk-based capital	24.29%	22.47%	21.76%	19.53%	30.54%	22.95%	21.68%
Asset Quality Ratios
Non-performing assets to total assets at end of period	1.04%	0.88%	0.81%	0.83%	0.91%	1.24%	1.22%
Non-performing loans to total loans at end of period	4.17%	3.59%	3.44%	3.60%	2.78%	3.38%	2.90%
Allowance for loan losses to total loans at end of period	0.59%	0.54%	0.52%	0.61%	1.13%	1.56%	1.03%
Allowance for loan losses to total non-performing loans at end of present period	14.19%	15.00%	15.11%	16.90%	40.52%	46.06%	35.60%
Net charge-offs to average loans outstanding	0.36%	0.37%	0.35%	1.53%	1.79%	1.94%	1.66%
SELECTED FINANCIAL RATIOS AND OTHER INFORMATION:
Return on average assets (ROA)	1.85%	1.64%	1.67%	0.49%	1.15%	1.84%	1.59%
Return on average common equity (ROE)	31.06%	34.67%	32.47%	7.85%	18.73%	24.41%	20.41%
Equity-to-assets ratio	7.13%	6.69%	6.69%	5.57%	6.37%	7.36%	7.63%
Efficiency ratio	50.91%	56.38%	57.22%	72.06%	58.56%	53.38%	57.75%
Expense ratio	1.02%	1.00%	1.04%	0.85%	1.00%	0.88%	1.19%
Interest rate spread	2.93%	2.71%	2.59%	1.52%	2.43%	2.94%	3.17%
Number of financial centers	23	21	21	20	19	19	17

SUMMARY OF CERTAIN TERMS OF THE SERIES B PREFERRED STOCK

     The following summary contains a description of the material terms of the Series B Preferred Stock. The summary is subject to and qualified in its entirety by reference to Oriental Financial Group’s certificate of incorporation, as amended, and to the certificate of designation creating the Series B Preferred Stock (the “Certificate of Designation”), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The rights, preferences and privileges of the Series B Preferred Stock are substantially similar to the rights, preferences and privileges of the outstanding shares of Series A Preferred Stock, except as to the dividend rate and optional redemption dates of the Series B Preferred Stock.

Dividends

     If declared at the option of Oriental Financial Group’s board of directors, holders of record of the Series B Preferred Stock will be entitled to receive cash dividends in the amount of $      per share each year, which is equivalent to    % of the liquidation preference of $25 per share. Oriental Financial Group is not required to declare or pay dividends on the Series B Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.

     Dividends on the Series B Preferred Stock will accrue from their date of original issuance and will be payable on the last day of each month in United States dollars beginning on      , 2003. Payment of dividends will be made to the holders of record of the Series B Preferred Stock as they appear on the books of Oriental Financial Group on the fifteenth day of the month in which the dividends are payable. In the case of the dividend payable on      , 2003, this dividend will cover the period from the date of issuance of the Series B Preferred Stock to      , 2003. If any date on which dividends are payable is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. If December 31 of any year is not a Business Day, then the dividend payable on such date will be made on the immediately preceding Business Day. A “Business Day” is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico, or New York, New York.

     Dividends on the Series B Preferred Stock will be noncumulative. If the board of directors does not declare a dividend for any monthly dividend period on the Series B Preferred Stock, then the holders of Series B Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series B Preferred Stock are declared for any future monthly dividend period.

     Dividends for any monthly dividend period will be paid in equal installments in the amount of $      per share. The aggregate payment made to each holder will be rounded to the next lowest cent. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

     Dividend payments will be mailed to the record holders of the Series B Preferred Stock at their addresses appearing on the register for the Series B Preferred Stock.

     The terms of the Series B Preferred Stock do not permit Oriental Financial Group to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of Oriental Financial Group ranking junior to the Series B Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of Oriental Financial Group, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series B Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series B Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and (3) Oriental Financial Group has not defaulted in the payment of the redemption price of any shares of Series B Preferred Stock called for redemption. See “Redemption at the Option of Oriental Financial Group.” The above limitations do not apply to stock dividends or other distributions made in stock of Oriental Financial Group ranking junior to the Series B Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of Oriental Financial Group ranking junior to the Series B Preferred Stock as to the payment of dividends and as to the distribution of assets.

     If Oriental Financial Group is unable to pay in full the dividends on the Series B Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series B Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the full dividends on the Series B Preferred Stock, for the then-current dividend period (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods) and full dividends, including required or permitted accumulations, if any, on such other classes of equally ranked stock, bear to each other.

     For a discussion of the tax treatment of distributions to stockholders see “Taxation,” “Puerto Rico Taxation,” and “United States Taxation,” and for a discussion on certain potential regulatory limitations on Oriental Financial Group’s ability to pay dividends, see “Risk Factors — Banking Regulations May Restrict Oriental Financial Group’s Ability to Pay Dividends.”

No Conversion or Exchange Rights

     The Series B Preferred Stock will not be convertible into or exchangeable for any other securities of Oriental Financial Group.

Redemption at the Option of Oriental Financial Group

     Oriental Financial Group may not redeem the shares of the Series B Preferred Stock prior to      , 2008. On and after that date, Oriental Financial Group may redeem the Series B Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date.

Period	Redemption Price

, 2008 to , 2008	$25.50
, 2009 to , 2010	$25.25
, 2010 and thereafter	$25.00

     In the event that Oriental Financial Group elects to redeem less than all of the outstanding shares of the Series B Preferred Stock, the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors, or by any other method as the board of directors may consider fair. Any method chosen by Oriental Financial Group will conform to any rule or regulation of any national or regional stock exchange or automated quotation system on which the shares of the Series B Preferred Stock may at the time be listed or eligible for quotation.

     Oriental Financial Group will mail a notice of any proposed redemption to the holders of record of the shares of Series B Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series B Preferred Stock will specify the number of shares of Series B Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If Oriental Financial Group redeems less than all the shares owned by a holder, the notice will also specify the number of shares of Series B Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures will be conclusively presumed to have been properly given, whether or not the stockholder receives this notice. The failure by Oriental Financial Group to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock.

     If the redemption notice is properly mailed and Oriental Financial Group pays the redemption price, from and after the redemption date, all dividends on the shares of Series B Preferred Stock called for redemption will cease to accrue and all rights of the holders of the shares being redeemed as stockholders of Oriental Financial Group shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If Oriental Financial Group redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

     At its option, Oriental Financial Group may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series B Preferred Stock to be redeemed with a bank or trust company designated by Oriental Financial Group having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which Oriental Financial Group shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000 (hereinafter referred to as the “Depositary”). The Depositary will hold this amount in trust for payment to the holders of the shares of the Series B Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series B Preferred Stock to be redeemed, Oriental Financial Group will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series B Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the Depositary for payment.

     Any funds remaining unclaimed at the end of two years after the redemption date for which these funds were deposited shall be returned to Oriental Financial Group. After the funds are returned to Oriental Financial Group, the holders of shares called for redemption shall look only to Oriental Financial Group for the payment of the redemption price. Any interest accrued on any funds deposited with the Depositary will belong to Oriental Financial Group and shall be paid to Oriental Financial Group on demand.

     After the redemption of any shares of the Series B Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of serial preferred stock, without designation as to series, until these shares are once more designated as part of a particular series by the board of directors of Oriental Financial Group.

     Certain Regulatory Considerations Affecting Redemptions

     Under regulations adopted by the Federal Reserve Board, Oriental Financial Group may not redeem the Series B Preferred Stock, without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that Oriental Financial Group’s condition and circumstances warrant the reduction of a source of permanent capital.

     Also, under Section 8.04(b) of the Puerto Rico General Corporation Law, Oriental Financial Group may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

Liquidation Preference

     Upon any liquidation, dissolution, or winding up of Oriental Financial Group, the record holders of shares of Series B Preferred Stock will be entitled to receive out of the assets of Oriental Financial Group available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of Oriental Financial Group ranking junior upon liquidation to the Series B Preferred Stock, the amount of $25 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.

     If Oriental Financial Group is liquidated or dissolved and the amounts payable with respect to the Series B Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series B Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series B Preferred Stock will not be entitled to any further participation in any distribution of assets of Oriental Financial Group.

     A consolidation or merger of Oriental Financial Group with any other corporation, or any sale, lease or conveyance of all or any part of the property or business of Oriental Financial Group, shall not be deemed to be a liquidation, dissolution, or winding up of Oriental Financial Group.

Voting Rights

     Holders of the Series B Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of Oriental Financial Group, except as described below.

     If Oriental Financial Group does not pay dividends in full on the Series B Preferred Stock for eighteen monthly dividend periods, whether consecutive or not, the holders of outstanding shares of the Series B Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members to the board of directors of Oriental Financial Group. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice of the appointment to Oriental Financial Group or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

     Not later than 30 days after the right of holders of Series B Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding sentence, the board of directors of Oriental Financial Group or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series B Preferred Stock and any such other stock will be entitled to convene the meeting.

     The provisions of the certificate of incorporation, as amended, and by-laws of Oriental Financial Group relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of the board of directors appointed as described above shall vacate office if Oriental Financial Group resumes the payment of dividends in full on the Series B Preferred Stock and each other series of stock having similar voting rights for twelve consecutive monthly dividend periods. The by-laws of Oriental Financial Group provide that the board of directors shall consist of such number of directors as established from time to time by a vote of a majority of the board of directors, provided that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. As of the date of this prospectus, Oriental Financial Group’s board of directors consisted of nine members.

     Any variation or abrogation of the rights, preferences and privileges of the Series B Preferred Stock will require the approval of holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series B Preferred Stock. This approval can by evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series B Preferred Stock. The authorization or issuance of any shares of Oriental Financial Group ranking senior to the Series B Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series B Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series B Preferred Stock, will not be considered a variation or abrogation of the rights, preferences and privileges of the Series B Preferred Stock and the consent of the holders of the Series B Preferred Stock will not be required in connection with this action.

     No vote of the holders of the Series B Preferred Stock will be required for Oriental Financial Group to redeem or purchase and cancel the Series B Preferred Stock in accordance with the certificate of incorporation, as amended, or the Certificate of Designation for the Series B Preferred Stock.

     Oriental Financial Group will cause a notice of any meeting at which holders of the Series B Preferred Stock are entitled to vote to be mailed to each record holder of the Series B Preferred Stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting, and (3) instructions for deliveries of proxies.

Certain Regulatory Issues Related to Voting Rights

     Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series B Preferred Stock become entitled to vote for the election of directors as described above, the Series B Preferred Stock could be deemed a “class of voting securities.” In this instance, a holder of 25% or more of the Series B Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% that otherwise exercises a “controlling influence” over Oriental Financial Group could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series B Preferred Stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series B Preferred Stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term “control” means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of Oriental Financial Group.

     Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of Oriental Financial Group, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of Oriental Financial Group if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

Rank

     The Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

•	senior to all classes of common stock of Oriental Financial Group, and to all other equity securities issued by Oriental Financial Group the terms of which specifically provide that those equity securities will rank junior to the Series B Preferred Stock;

•	on a parity with Oriental Financial Group’s outstanding Series A Preferred Stock and with all other equity securities issued by Oriental Financial Group the terms of which specifically provide that those equity securities will have equal rank as the Series B Preferred Stock; and

•	junior to all equity securities issued by Oriental Financial Group the terms of which specifically provide that those equity securities will rank senior to the Series B Preferred Stock.

     For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

     Oriental Financial Group may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series B Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series B Preferred Stock. See “Voting Rights” above.

Transfer Agent; Dividend Disbursing Agent; Registrar

     American Stock Transfer and Trust Company will initially act as the transfer agent, dividend disbursing agent and registrar for the Series B Preferred Stock. Holders of the Series B Preferred Stock may contact American Stock Transfer and Trust Company, at the following address: 59 Maiden Lane, Plaza Level, New York, New York 10038, toll-free telephone number 1-800-37-5449, fax number 718-236-2641, e-mail: info@amstock.com.

     The transfer of a share of Series B Preferred Stock may be registered upon the surrender of the certificate evidencing the share of Series B Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

     Registration of transfers of shares of Series B Preferred Stock will be effected without charge by or on behalf of Oriental Financial Group, but upon payment of any tax or other governmental charges which may be imposed in relation to it or the giving of an indemnity as the transfer agent and registrar may require.

     Oriental Financial Group will not be required to register the transfer of a share of Series B Preferred Stock after the share has been called for redemption.

Replacement of Lost Certificates

     If any certificate for a share of Series B Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, the holder may request a new certificate representing the same share. Oriental Financial Group will issue a new certificate subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with the conditions as to evidence of ownership and indemnity. In all cases, the holder shall pay the out-of-pocket expenses of Oriental Financial Group as Oriental Financial Group may determine.

No Preferential Rights to Purchase Additional Securities

     Holders of the Series B Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of Oriental Financial Group.

No Repurchase at the Option of the Holders

     Holders of the Series B Preferred Stock will have no right to require Oriental Financial Group to redeem or repurchase any shares of Series B Preferred Stock.

No Mandatory Redemption or Sinking Funding Obligation

     The shares of Series B Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

Purchase of Shares by Oriental Financial Group

     Oriental Financial Group may, at its option, purchase shares of the Series B Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

     Oriental Financial Group is authorized to issue 40,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share. The following is a summary of certain rights and privileges of the common stock and serial preferred stock. Statements in this summary are qualified in their entirety by reference to Oriental Financial Group’s certificate of incorporation, as amended, and to the Puerto Rico General Corporation Law.

Common Stock

     As of July 31, 2003, there were 19,693,774 shares of common stock issued, of which 17,667,611 were outstanding and 2,026,163 were held by Oriental Financial Group as treasury shares. As of that date, a total of 493,534 shares were reserved for issuance upon the exercise of stock options issued under Oriental Financial Group’s 1988, 1996, 1998 and 2000 Incentive Stock Option Plans. Under the Incentive Stock Option Plans, a total of 1,869,200 stock options were issued and remain outstanding as of July 31, 2003. All stock options issued under the 1996 Incentive Stock Option Plan are contingent upon Oriental Financial Group meeting or exceeding certain financial goals. The common stock is traded in the New York Stock Exchange under the symbol “OFG.” The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At each annual meeting of stockholders in which more than one director is being elected, every stockholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by the stockholder for as many persons as there are directors to be elected and for whose election the stockholder has a right to vote, or to accumulate the votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of his or her shares equals, or by distributing such votes on the same principle among any number of candidates.

     Subject to the rights of holders of the Series B Preferred Stock, the outstanding shares of Series A Preferred stock, and any other outstanding shares of preferred stock, in the event of the liquidation, dissolution or distribution of assets of Oriental Financial Group, the holders of common stock are entitled to share ratably in the assets legally available for distribution to stockholders. The common stock has no redemption, conversion or sinking fund privileges.

     Subject to any dividend preferences which may be established with respect to any series of serial preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by the board of directors out of funds legally available for the payment of dividends.

     Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities of Oriental Financial Group.

     American Stock Transfer and Trust Company is the transfer agent and registrar for the common stock.

Preferred Stock

     The certificate of incorporation, as amended, authorizes the board of directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of Oriental Financial Group’s serial preferred stock at the time of issuance. As of the date of this prospectus, there are 1,340,000 shares of Oriental Financial Group’s Series A Preferred Stock issued and outstanding. The rights, preferences and privileges of the Series B Preferred Stock are substantially similar to the rights, preferences and privileges of the outstanding shares of Series A Preferred Stock, except as to the dividend rate and optional redemption dates of the Series B Preferred Stock.

TAXATION

General

     In the opinion of McConnell Valdés, San Juan, Puerto Rico, counsel to Oriental Financial Group, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of Series B Preferred Stock. This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

     This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

     You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

Puerto Rico Taxation

     The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series B Preferred Stock in light of the purchaser’s particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, “Special Partnerships,” “Subchapter N Corporations,” registered investment companies, and certain pension trusts.

     For purposes of the discussion below, a “Puerto Rico corporation” is a corporation organized under the laws of Puerto Rico and a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

Ownership and Disposition of Series B Preferred Stock

     Taxation of Dividends.

     General. Distributions of cash or other property made by Oriental Financial Group on the Series B Preferred Stock will be treated as dividends to the extent that Oriental Financial Group has current or accumulated earnings and profits. To the extent that a distribution exceeds Oriental Financial Group’s current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series B Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series B Preferred Stock and will be subject to income tax as described below.

     The following discussion regarding the income taxation of dividends on Series B Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. Oriental Financial Group has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1972.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on the Series B Preferred Stock. This tax is generally required to be withheld by Oriental Financial Group on dividends paid on the Series B Preferred Stock. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

     Puerto Rico corporations will be subject to income tax on dividends paid on the Series B Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series B Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

     As a practical matter, dividends on the Series B Preferred Stock held in “street name” through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a 10% withholding tax imposed on foreign corporations. See “Foreign Corporations.” Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% withholding tax should have their shares of Series B Preferred Stock issued and registered in their own name. Similarly, Puerto Rico corporations that own any shares of Series B Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own name in order to ensure that no withholding is made on dividends.

     United States Citizens Not Residents of Puerto Rico. Dividends paid on the Series B Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Puerto Rico income tax which will be withheld by Oriental Financial Group. These individuals may elect for the 10% Puerto Rico income tax and withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Notwithstanding the making of this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with Oriental Financial Group or its agent a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by Oriental Financial Group or its agent from individuals who have the shares of Series B Preferred Stock registered in their names. Individuals who hold shares of Series B Preferred Stock in “street name” will not be eligible to file with Oriental Financial Group or its agent withholding exemption certificates.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the Series B Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% Puerto Rico income tax which will be withheld at source by Oriental Financial Group.

     Foreign Corporations. The income taxation of dividends paid on the Series B Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico in the taxable year of the dividend.

     A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include all net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series B Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series B Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series B Preferred Stock.

     Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

     Taxation of Gains Upon Sales or Exchanges other than Redemptions.

     General. The sale or exchange of Series B Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series B Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series B Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholders’ holding period of the Series B Preferred Stock exceeds six months.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of Series B Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

     United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series B Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series B Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series B Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series B Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under “United States Citizens Not Residents of Puerto Rico.” However, if the gain resulting from the sale or exchange of Series B Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a net capital gain, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series B Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series B Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series B Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series B Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series B Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series B Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the payments received resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder’s Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

     Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

     Taxation of Redemptions.

     A redemption of shares of the Series B Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of Oriental Financial Group’s current or accumulated earnings and profits if it is “essentially equivalent to a dividend.” Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder’s interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

     If the redemption of the Series B Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under “Taxation of Gains upon Sales or Exchanges (Not including Redemptions)” for a sale or exchange of Series B Preferred Stock. Gain on the redemption of Series B Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series B Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 12.5%.

     If the stockholder of the Series B Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series B Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, these prospective shareholders should be aware that a gain realized from a redemption of the Series B Preferred Stock may be subject to Puerto Rico income tax.

Estate and Gift Taxation

     The transfer of Series B Preferred Stock by inheritance by an individual who is a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of Series B Preferred Stock by gift by an individual who is a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series B Preferred Stock by death or gift.

Municipal License Taxation

     Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series B Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series B Preferred Stock.

     A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series B Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series B Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

Property Taxation

     The Series B Preferred Stock will not be subject to Puerto Rico property tax.

United States Taxation

     The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series B Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico (“PR Corporations”). This discussion is based on the existing United States Internal Revenue Code of 1986, as amended (the “Code”) and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series B Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person’s particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, “Subchapter S Corporations,” life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

     As used herein, the term “U.S. Holder” means a beneficial owner of Series B Preferred Stock that does not own directly, constructively or by attribution, 10% or more of the voting stock of the Company and is, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation organized under the laws of a state of the United States,

•	a corporation organized under the laws of the United States or of any political subdivision thereof, or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

Ownership and Disposition of the Series B Preferred Stock

     Taxation of Dividends.

     General. Under the source of income rules of the Code, dividends on the Series B Preferred Stock will constitute gross income from sources outside the United States if less than 25% of Oriental Financial Group’s gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since its incorporation in 1972, Oriental Financial Group has not, nor does it expect in the future, that 25% or more of its gross income will be effectively connected with a trade or business in the United States. Accordingly, dividends on the Series B Preferred Stock distributed by Oriental Financial Group will constitute gross income from sources outside the United States so long as Oriental Financial Group continues to meet the gross income test described above.

     U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions made with respect to the Series B Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of Oriental Financial Group as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by Oriental Financial Group exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the Series B Preferred Stock and thereafter as capital gain.

     Subject to certain conditions and limitations contained in the Code, any Puerto Rico income tax imposed on dividends distributed by Oriental Financial Group in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “Puerto Rico Taxation — Ownership and Disposition of Series B Preferred Stock — Taxation of Dividends” above. For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends distributed by Oriental Financial Group will generally constitute foreign source “passive income” or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, insurance, financing or similar business), foreign source “financial services income.”

     Puerto Rico U.S. Holders. In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions of dividends made by Oriental Financial Group on the Series B Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder’s gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

     PR Corporations. In general, distributions of dividends made by Oriental Financial Group on the Series B Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies,” or “Passive Foreign Investment Companies.”

     Taxation of Capital Gains.

     U.S. Holders other than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of Series B Preferred Stock, including redemptions treated as sales or exchanges of the Series B Preferred Stock under Section 302 of the Code, in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the Series B Preferred Stock. Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gain or loss will be a capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends and to the extent of current and accumulated earnings and profits of Oriental Financial Group.

     Gain recognized by a U.S. Holder on the sale or other disposition of Series B Preferred Stock generally will be treated as United States source income.

     Puerto Rico U.S. Holders. In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, gain from the sale or exchange of the Series B Preferred Stock, including redemptions treated as sales or exchanges of the Series B Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of Section 865(g)(1) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder’s gross income and (3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income. Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be treated as dividends to the extent of current and accumulated earnings and profits of Oriental Financial Group.

     PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Series B Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies,” or “Passive Foreign Investment Companies.” Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Oriental Financial Group.

     Backup Withholding. Certain corporate U.S. Holders may be subject to backup withholding at the rate of 28% on dividends paid or the proceeds of a sale, exchange or redemption of Series B Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

Passive Foreign Investment Company Rules

     The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company (“PFIC”) as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

     Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the “Proposed Regulations”), Oriental Financial Group believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to Oriental Financial Group’s expectation, the Series B Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether Oriental Financial Group remains a PFIC, with respect to (1) any “excess distribution” by Oriental Financial Group to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series B Preferred Stock. An “excess distribution” is, generally, any distributions received by the U.S. Holder on the Series B Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the Series B Preferred Stock if shorter.

     Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Series B Preferred Stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Oriental Financial Group is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

     As an alternative to these rules, if Oriental Financial Group were a PFIC, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series B Preferred Stock, provided that the Series B Preferred Stock will constitute “marketable stock” for purposes of these rules.

     In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series B Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

     Under current law, if Oriental Financial Group is a PFIC in any year, a U.S. Holder who beneficially owns Series B Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from Oriental Financial Group and any gain realized on the disposition of Series B Preferred Stock.

Estate and Gift Taxation

     The transfer of Series B Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series B Preferred Stock by death or gift.

UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the “Underwriting Agreement”), Oriental Financial Group has agreed to sell to each of the underwriters named below, and each of the underwriters severally has agreed to purchase from Oriental Financial Group, the aggregate number of shares of Series B Preferred Stock set forth opposite their names below.

Underwriter	Number of Shares(1)

Oriental Financial Services Corp. Santander Securities Corporation Total	1,200,000

(1)	Assumes no exercise of the underwriters´ over-allotment option

     Under the terms and conditions of the Underwriting Agreement, Oriental Financial Group is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series B Preferred Stock shown in the table above, if any of the shares of Series B Preferred Stock are purchased.

     The underwriters propose to offer the shares of Series B Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at the public offering price less a concession not to exceed $      per share. The underwriters or the selected dealers may reallow a commission to certain other dealers not to exceed $      per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

     Oriental Financial Group has granted the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 180,000 additional shares of Series B Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter’s initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series B Preferred Stock offered hereby.

     Oriental Financial Services Corp. is a wholly-owned subsidiary of Oriental Financial Group and a member of the National Association of Securities Dealers, Inc. (the “NASD”). Accordingly, the offering of the Series B Preferred Stock is being conducted in accordance with Rule 2720 of the NASD Conduct Rules. The underwriters have informed Oriental Financial Group that, in accordance with the applicable provisions of NASD Conduct Rule 2720(c), they will not sell shares of the Series B Preferred Stock to accounts over which they exercise discretionary investing authority without the prior written authorization of the customer.

     Santander Securities Corporation has acted as joint lead underwriter and book-running manager for the Series B Preferred Stock. In accordance with NASD Conduct Rule 2720(d), Santander Securities Corporation has also acted as “qualified independent underwriter” and the price of the Series B Preferred Stock was no higher than that recommended by Santander Securities Corporation as qualified independent underwriter. Santander Securities Corporation, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Oriental Financial Group as well as the proceeds received by Oriental Financial Group from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 180,000 shares.

			Total Assuming Full
			Exercise of Over-
	Per Share	Total	Allotment Option

Public Offering Price	$25.00	$30,000,000	$34,500,000
Underwriting Discounts	$0.7875	$945,000	$1,086,750
Proceeds to Oriental Financial Group	$24.2125	$29,055,000	$33,413,250

     Until the distribution of the Series B Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series B Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series B Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series B Preferred Stock.

     If the underwriters create a short position in the Series B Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series B Preferred Stock than are set forth on the cover page of this prospectus, they may reduce that short position by purchasing shares of Series B Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

     Oriental Financial Group estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $220,097. This amount includes the reimbursement of certain out-of-pocket expenses to the underwriters.

     The maximum commission or discount to be received by any member of the NASD or independent broker-dealer in connection with the sale of any securities of Oriental Financial Group that are registered pursuant to the registration statement of which this prospectus is a part will not be greater than 8%.

     In connection with this offering, Oriental Financial Group has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Oriental Financial Group has applied for listing of the Series B Preferred Stock on the New York Stock Exchange under the symbol “OFGPrB.”

     The underwriters have from time to time been customers of, engaged in transactions with, or performed services for, Oriental Financial Group and its subsidiaries in the ordinary course of business. The underwriters may continue to do so in the future.

WHERE YOU CAN FIND MORE INFORMATION

     Oriental Financial Group files annual, quarterly and current reports, proxy statements and other information with the SEC. Oriental Financial Group has also filed with the SEC a Registration Statement on Form S-3, to register the Series B Preferred Stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about Oriental Financial Group and the shares of Series B Preferred Stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.

     You may read and copy any document filed by Oriental Financial Group with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Oriental Financial Group files its SEC materials electronically with the SEC, so you can also review Oriental Financial Group’s filings by accessing the website maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about Oriental Financial Group by visiting its website at http://www.orientalonline.com.

     The SEC allows Oriental Financial Group to “incorporate by reference” the information it files with the SEC, which means Oriental Financial Group can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that Oriental Financial Group files with the SEC automatically updates and supersedes previously filed information. Oriental Financial Group has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

•	annual report on Form 10-K for the year ended June 30, 2002, except for items 6, 7 and 8 (these have been superseded by Form 10-K/A), and amended annual report on Form 10-K/A for the year ended June 30, 2002, except the financial statements and any other information amended by current report on Form 8-K dated August 27, 2003;

•	quarterly reports on Form 10-Q for the quarters ended September 30, 2002, December 31, 2002 (as amended by Oriental Financial Group’s Amendment on Form 10-Q/A dated August 8, 2003), and March 31, 2003; and

•	current reports on Form 8-K dated March 28, 2003, April 21, 2003, July 24, 2003, August 25, 2003 and August 27, 2003.

     Oriental Financial Group also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Oriental Financial Group has not authorized anyone else to provide you with different information. Oriental Financial Group is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

     Oriental Financial Group will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to Oriental Financial Group Inc., Attention: Mr. Norberto González, Executive Vice President and Acting Principal Financial Officer, Professional Offices Park, 1000 San Roberto Street, San Juan, Puerto Rico 00926, telephone: (787) 771-6800.

LEGAL MATTERS

     The validity of the shares of Series B Preferred Stock offered hereby will be passed upon for Oriental Financial Group by McConnell Valdés, San Juan, Puerto Rico. As of the date of this prospectus, attorneys working in McConnell Valdés owned, in the aggregate, approximately 68,650 shares of common stock of Oriental Financial Group. Carlos O. Souffront, a capital partner of said firm, is the Secretary of the board of directors of Oriental Financial Group. Certain legal matters will be passed upon for the underwriters by Pietrantoni Méndez & Alvarez LLP, San Juan, Puerto Rico.

EXPERTS

     The consolidated financial statements of Oriental Financial Group as of and for the year ended June 30, 2002, incorporated by reference into this prospectus from Oriental Financial Group’s current report on Form 8-K dated August 27, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to reclassifications in the segment reporting note to the 2001 and 2000 consolidated financial statements to give retroactive effect to Oriental Financial Group’s change in reportable segments), and have been so incorporated in reliance on the report of such firm given on their authority as experts in accounting and auditing. The consolidated financial statements of Oriental Financial Group for the year ended June 30, 2001, and for each of the two years in the period ended June 30, 2001, incorporated by reference into this prospectus from Oriental Financial Group’s current report on Form 8-K dated August 27 , 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

1,200,000 Shares

% Noncumulative
Monthly Income
Preferred Stock, Series B

Price to Public: $25 per Share

_________________________________

P R E L I M I N A R Y   P R O S P E C T U S

_________________________________

Oriental Financial Services

Santander Securities

______________________

, 2003

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the Underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$2,792
NASD filing fee	3,950
Printing and mailing expenses	7,500
NYSE listing fee	20,355
Accounting fees and expenses	42,500
Legal fees and expenses	125,000
Marketing expenses	10,000
Miscellaneous expenses	8,000

Total	$220,097

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1.02(B)(6) of the Puerto Rico General Corporation Law, as amended (the “PR-GCL”), provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duties. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase, or obtaining an improper personal benefit.

     Article Ninth of Oriental Financial Group’s certificate of incorporation, as amended, provides that the personal liability of the directors and officers of Oriental Financial Group for monetary damages shall be eliminated to the fullest extent permitted by the PR-GCL.

     Section 4.08 of the PR-GCL authorizes a Puerto Rico corporation to indemnify its officers and directors and to purchase and maintain insurance on behalf of its officers and directors against liabilities arising out and pending or threatened actions, suits or proceedings to which such officers or directors are or may be made parties by reason of being officers or directors of the corporation. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of shareholders or otherwise.

     Section 1 of Article VII of Oriental Financial Group’s by-laws provides that directors, officers, employees and agents of Oriental Financial Group shall be indemnified to the fullest extent authorized by the PR-GCL against expenses and certain other liabilities arising out of legal action brought or threatened against them for their conduct on behalf Oriental Financial Group, provided that each such person acted in good faith and in a manner that he reasonably believed was in or not opposed to Oriental Financial Group ´s best interests. Indemnification by Oriental Financial Group is available in a criminal action only if such person had no reasonable cause to believe that his conduct was unlawful.

     Section 4 of Article VII of Oriental Financial Group ´s by-laws provides that Oriental Financial Group may maintain insurance covering certain liabilities of officers, directors, employees and agents of Oriental Financial Group, whether or not Oriental Financial Group would have the power or would be required to indemnify them against such liabilities.

     The resolutions of the board of directors adopted on July 23, 2004, approving the issuance and sale of the Series B Preferred Stock provide that, to the extent permitted by Oriental Financial Group’s certificate of incorporation, as amended, and applicable law, Oriental Financial Group (1) will indemnify and hold harmless the directors and executive officers and their attorney-in-facts who signed this Registration Statement against any losses, claims, damages or liabilities they may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, any state securities or insurance laws or regulations of any other jurisdiction, insofar as such losses, claims, damages or liabilities arise in connection with this Registration Statement or any other registration statement filed in connection with the Series B Preferred Stock; and (2) shall reimburse each such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such action or claim.

ITEM 16. EXHIBITS.

Exhibit No.	Description of Document

1	Form of Underwriting Agreement

3	Certificate of Incorporation, as amended, of Oriental Financial Group Inc.(1)

4.1	Certificate of Designation designating the terms of the Series B Preferred Stock

4.2	Form of Series B Preferred Stock Certificate

5	Opinion regarding legality of McConnell Valdés

8	Opinion regarding tax matters of McConnell Valdés

12	Statement re: Computation of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consents of McConnell Valdés (included in the opinions of counsel filed as Exhibits 5 and 8 hereto)

24.1	Power of Attorney (included in page II-3 hereof)

(1)	Incorporated by reference from Oriental Financial Group’s Registration Statement on Form S-3 (Registration No. 333-75609) dated April 2, 1999.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes that:

     (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Oriental Financial Group pursuant to the provision described under Item 15 above, or otherwise, Oriental Financial Group has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Oriental Financial Group of expenses incurred or paid by a director, officer, or controlling person of Oriental Financial Group in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Oriental Financial Group will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 26th day of August, 2003.

ORIENTAL FINANCIAL GROUP INC.

By:	/s/ José Enrique Fernández José Enrique Fernández Chairman of the Board of Directors, President and Chief Executive Officer

POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints José Enrique Fernández, José Rafael Fernández and Norberto González, each acting singly, his true and lawful attorneys-in-fact and agents each with full power of substitution and re-substitution for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(a) under the Securities Act of 1933, and to file the same, with all entities thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to interest and purposes as he might or could do in person, hereby notifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/José Enrique Fernández José Enrique Fernández	Chairman of the Board of Directors, President and Chief Executive Officer	August 26, 2003

/s/Norberto González Norberto González	Executive Vice President and Acting Principal Financial Officer	August 26, 2003

/s/Pablo I. Altieri Pablo I. Altieri	Director	August 26, 2003

/s/Efraín Archilla Efraín Archilla	Director	August 26, 2003

/s/Julián S. Inclán Julián S. Inclán	Director	August 26, 2003

/s/Diego Perdomo Alvarez Diego Perdomo Alvarez	Director	August 26, 2003

/s/Alberto Richa Angelini Alberto Richa Angelini	Director	August 26, 2003

/s/Emilio Rodríguez, Jr. Emilio Rodríguez, Jr.	Director	August 26, 2003

/s/Miguel Vázquez-Deynes Miguel Vázquez-Deynes	Director	August 26, 2003

/s/Francisco Arriví Francisco Arriví	Director	August 26, 2003

INDEX OF EXHIBITS

Exhibit No.	Description of Document	Page No.

1	Form of Underwriting Agreement

3	Certificate of Incorporation, as amended, of Oriental Financial Group Inc.(1)

4.1	Certificate of Designation of the terms of the Series B Preferred Stock

4.2	Form of Series B Preferred Stock Certificate

5	Opinion regarding legality of McConnell Valdés

8	Opinion regarding tax matters of McConnell Valdés

12	Statement re: Computation of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consents of McConnell Valdés (included in the opinions of counsel filed as Exhibits 5 and 8 hereto)

24.1	Power of Attorney (included in page II-3 hereof)

(1)	Incorporated by reference from Oriental Financial Group’s Registration Statement on Form S-3 (Registration No. 333-75609) dated April 2, 1999.